100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com

Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com

March 21, 2016

By EDGAR Submission and

Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	Moleculin Biotech, Inc.
Registration Statement on Form S-1
Filed February 1, 2016
Amendment No. 1 to Registration Statement on Form S-1
Filed February 16, 2016
File No. 333-209323

Dear Ms. Hayes:

This letter is being submitted on behalf of Moleculin Biotech, Inc. (“MBI” or the “Company”) in response to the comment letter, dated March 4, 2016, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on February 1, 2016 (the “Original Registration Statement”) and the Amendment No. 1 to the Registration Statement on Form S-1 filed February 16, 2016 (the “Amendment No. 1 Registration Statement”). The Company’s Amendment No. 2 to the Form S-1 Registration Statement (the “Registration Statement”) is being filed with the Commission concurrently herewith.

For your convenience, we have repeated each comment prior to the response in italics. The references to page numbers in the headings are to the Original Registration Statement. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Securities and Exchange Commission

March 21, 2016

Registration Statement on Form S-1

Company Information and Moleculin Merger, page 5

1.	Please tell us how you will account for the operating loans to Moleculin in the amount of $300,000 to $310,000 that will be forgiven at the completion of the IPO. Cite the relevant accounting literature to support your accounting.

Response: The Company respectfully advises the Staff that as these operating loans are forgiven as a result of MBI’s acquisition of Moleculin, the Company will follow the guidance under ASC 805-10-55-21 for the forgiveness. That is, the consideration paid by MBI will include the balance of the outstanding receivable from Moleculin that will be forgiven as of the acquisition date. If there is a difference between the fair value and the carrying value of the operating loans, a gain or loss will be recognized upon forgiveness.

Risk Factors, page 11

“We have completed and will in the future complete related party transactions…,” page 12

2.	Please describe for us the related party transactions you did not conduct on an arm’s length basis how you accounted for them.

Response: The Company respectfully advises the Staff that as discussed in the referenced risk factor on page 11 of the Registration Statement and in Note 3 to the financial statements, the Company had the following related party transactions:

1. On August 11, 2015, the Company was granted an assignment of a license agreement between MD Anderson and IntertechBio Corporation, a Company affiliated with certain members of the Company’s management and board of directors, in exchange for 630,000 shares of the Company’s common stock. The sublicense gives the Company rights to access certain metabolic inhibitor technology owned by MD Anderson that had been licensed to IntertechBio. The shares were valued at a total of $630 and the related expense is included in research and development costs.

2. On August 21, 2015, the Company acquired the right to the intellectual property of AnnaMed Inc., a company affiliated with certain members of the Company’s management and board of directors, in exchange for 1,431,000 shares of the Company’s common stock. The license gives the Company full ownership rights to the data package supporting the FDA IND Number 46869, allowing the Company to resubmit a request for IND to the FDA to begin development work on Annamycin. The shares were valued at $1,431 and the related expense is included in research and development costs.

These transactions occurred shortly after the inception of the Company. Although these transactions were not conducted on an arm’s length basis, management of the Company believes that the terms of the transactions were not less favorable to the Company than in an arm’s length transaction.

“The intellectual property rights we have licensed from MD Anderson…,” page 18

Securities and Exchange Commission

March 21, 2016

3.	Please restore your deleted statement about your knowledge of any funding agreements that would impinge on the IP rights you have licensed from MD Anderson and specify the extent of your due diligence to confirm this fact.

Response: In response to the Staff’s comment, the Company has substantially revised the referenced risk factor to better explain the legal basis for the potential governmental rights to the IP. The revised risk factor is as follows:

“The intellectual property rights we have licensed from MD Anderson are subject to the rights of the U.S. government.

We have obtained a royalty-bearing, worldwide, exclusive license to intellectual property rights, including patent rights related to our WP1066 Portfolio and WP1122 Portfolio drug product candidates from MD Anderson. Some of our licensed intellectual property rights from MD Anderson have been developed in the course of research funded by the U.S. government. As a result, the U.S. government may have certain rights to intellectual property embodied in our current or future products pursuant to the Bayh-Dole Act of 1980. Government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require us, or an assignee or exclusive licensee to such inventions, to grant licenses to any of these inventions to a third party if they determine that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; (iii) government action is necessary to meet requirements for public use under federal regulations; or (iv) the right to use or sell such inventions is exclusively licensed to an entity within the U.S. and substantially manufactured outside the U.S. without the U.S. government’s prior approval. Additionally, we may be restricted from granting exclusive licenses for the right to use or sell our inventions created pursuant to such agreements unless the licensee agrees to additional restrictions (e.g., manufacturing substantially all of the invention in the U.S.). The U.S. government also has the right to take title to these inventions if we fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. In addition, the U.S. government may acquire title in any country in which a patent application is not filed within specified time limits. Additionally, certain inventions are subject to transfer restrictions during the term of these agreements and for a period thereafter, including sales of products or components, transfers to foreign subsidiaries for the purpose of the relevant agreements, and transfers to certain foreign third parties. If any of our intellectual property becomes subject to any of the rights or remedies available to the U.S. government or third parties pursuant to the Bayh-Dole Act of 1980, this could impair the value of our intellectual property and could adversely affect our business.”

Use of Proceeds, page 25

4.	Please indicate the extent to which you contemplate using offering proceeds to pay down existing debt or to satisfy obligations, such as your installment payments to MD Anderson for past due fees, discussed on page F-18.

Response: The Company respectfully advises the Staff that it has added disclosure to the “Use of Proceeds” section to indicate that the working capital amount “[i]ncludes approximately $1.1 million representing outstanding licenses fees and past due obligations to MD Anderson and other deferred obligation to certain vendors.”

Securities and Exchange Commission

March 21, 2016

Management’s Discussion and Analysis of Financial Condition…, page 37

Critical Accounting Policies and Significant Judgments and Estimates, page 38

5.	In your response to comment 17, you state that you estimate the fair value of your common stock using the most recent selling price available. Please tell us the date, the number of shares sold for cash, your relationship to the purchaser(s), and the stock price to support your debt conversion price of $0.1299 during August and September 2015 and $0.20 during October and December 2015. Furthermore, to the extent your stock was sold to a related party, please tell us how you determined that such transaction was conducted at an arm’s length.

Response: Below is a table with the requested information:

Name of investor/creditor	Date	Price per share	Underlying Shares		Investor/Creditor Relationship with the Company
Common Stock Issuance for cash
Walter Klemp	7-Aug-15	$0.001	100,000		Chairman, Sole Board Member, Acting CEO

Waldamer Priebe	21-Aug-15	$0.001	3,000,000		Chair of Science Advisory Board
Walter Klemp	21-Aug-15	$0.001	1,000,000		Chairman, Sole Board Member, Acting CEO
Donald Picker	21-Aug-15	$0.001	500,000		President & COO
Total shares			4,600,000

Convertible Debt Issuance
Third party	31-Aug-15	$0.1299	962,279	(1)	Investor
Third party	3-Sep-15	$0.1299	962,279	(1)	Investor
Third party	6-Oct-15	$0.2000	735,000	(1)	Investor (Affiliate of investor acted as consultant to company)
Third party	6-Oct-15	$0.2000	15,000	(1)	Investor (Affiliate of investor acted as consultant to company)
Third party	28-Oct-15	$0.2000	250,000	(1)	Investor
Third party	14-Jan-15	$0.2000	412,500	(1)	Investor
Third party	19-Jan-15	$0.2000	412,500	(1)	Investor (Affiliate of investor acted as consultant to company)
			3,749,557

Direct Sale of Pre-IPO Stock
All purchasers were third parties	From January 20, 2016 through March 15, 2016	$3.00	123,833		Investor

(1)	No holder of the convertible debt is permitted to convert such debt to the extent that the holder or any of its affiliates would beneficially own in excess of 4.99% of the Company's common stock after such conversion. The amounts set forth in the table above reflect the total number of shares into which the debt is convertible without regard to such limitation.

Securities and Exchange Commission

March 21, 2016

The Company advises the Staff that the only sales of common stock for cash consideration to related parties occurred at the time of the initial formation of the Company, at such time the Company did not have any meaningful assets and the shares were sold at par value.

6.	Please explain the difference between the most recent common stock valuation of $0.20 on December 30, 2015 and the midpoint of your current estimated IPO price of $5.50.

Response: The Company advises the Staff that if the IPO is successful the common stock valuation will have risen from $0.20 per share in December 2015 to $3.00 per share in early 2016 to an expected IPO price of between $5-6 per share. The Company further advises the Staff that the sales referenced in the comment were all made on an arms’ length basis and not to related parties.

With respect to the $0.20 price per share, as disclosed in the previously filed registration statement, in October 2015, the Company issued the 8% convertible notes that provided for the conversion rate of $0.20 per share. At the time of such purchase in October 2015, the convertible note investors and the Company agreed that the investors would fund the Company up to the filing of the initial non-confidential registration statement an additional $165,000 on the same terms as in the October financing. As such, the $0.20 valuation was agreed upon in October 2015.

From October 2015 until mid-January 2016 (when the Company sold shares to third parties at a price per share of $3.00), the Company’s IPO process had progressed from the filing of the initial draft registration statement to the filing of the initial Form S-1. In addition, the merger agreement between the Company and Moleculin LLC had been approved by Moleculin LLC’s board of directors and appeared probable of closing. As such, the Company believed an increased valuation to $3.00 per share was justifiable and such belief was validated by the willingness of unaffiliated, third party investors to purchase such shares from mid-January 2016 through the date of this filing.

The Company believes a further increase from the $3.00 per share price to an IPO price of between $5-6 per share is appropriate as the $3.00 price includes the risk that the IPO will not be completed and such $3.00 shares are “restricted securities” and will not be able to be transferred until permitted by Rule 144 of the Securities Act.

Research and Development Expense, page 39

7.	Tell us why you believe patent prosecution fees are appropriately classified as research and development expense.

Response: The Company respectfully advises the Staff that it has revised the term used in the Registration Statement from “patent prosecution fees” to “patent acquisition fees”.

Business, page 43

Our Drug Candidates, page 44

Annamycin, page 44

Securities and Exchange Commission

March 21, 2016

8.	We refer to our prior comment 19. Please revise your prospectus to disclose:

•	the reason given by Callisto in its public filings for terminating further development of Annamycin as a treatment for adult acute leukemia was that the clinical data did not support further clinical evaluation;

•	the clinical data which you intend to use to apply for a new IND and on which you are basing your assessment of Annamycin’s therapeutic potential are the data generated by Callisto in its earlier clinical trials, completed in 2007; and

•	the basis of your decision to move forward with the development of Annamycin notwithstanding Callisto’s prior evaluation of this product candidate.

Response: The Company has amended the paragraph in the Registration Statement in the section “Business – Corporate History” referencing Callisto as follows:

“AnnaMed was formed in 2012 to take over the development of Annamycin from a prior drug development company, Callisto Pharmaceuticals, Inc., or Callisto. Callisto ceased development work on Annamycin, leading to the termination of its IND by the FDA. Callisto disclosed publicly in its Form 10-K filing for the year ended 2009 that the clinical data relating to acute leukemia patients “did not support further clinical evaluation of L-Annamycin as a single agent to treat relapsed or refractory adult acute leukemia patients.” In order to satisfy unmet license obligations, Callisto agreed to transfer all available Annamycin data to AnnaMed, which data we will use to apply for a new IND. As such, notwithstanding Callisto’s determination to terminate its development of Annamycin, we will be utilizing the clinical data from Callisto’s trials to apply for a new IND. The basis for our decision to proceed notwithstanding Callisto’s determination is that we believe the actual clinical data as reported by Dr. Robert Shepard, who was Callisto’s Chief Medical Officer at the time of the clinical trials, to the 2009 Annual Meeting of the American Society of Clinical Oncology, and as further reported by the Principal Investigators of the clinical trials in a peer-reviewed journal article (Clin Lymphoma Myeloma Leuk. 2013 August; 13(4): 430–434. doi:10.1016/j.clml.2013.03.015.), makes clear that the data does support further clinical evaluation. Specifically, the conclusion stated in the 2009 ASCO presentation was that “Nanomolecular Liposomal Annamycin was effective even in refractory ALL”. In addition, the conclusion published in the 2013 Clinical Lymphoma, Myeloma & Leukemia journal article was that “Single agent nanomolecular liposomal annamycin appears to be well-tolerated and evidence of clinical activity as a single agent in refractory adult ALL.” As reported in both the ASCO presentation and the 2013 journal article referenced, the definition of efficacy is based on the following Response Criteria: “Response criteria were achievement of CR defined as ≤5% blasts, granulocyte count of ≥1×109/L, and a platelet count of ≥100×109/L. Partial remission was defined the same as CR, except for the presence of 6% to 25% blasts. Hematologic improvement was defined as for CR but platelet count <100×109/L.” The summary of patient response from the 2013 journal article reads: “After determining the MTD, a 10-patient phase IIA was conducted. Eight of the patients completed one cycle of the three days of treatment at the MTD. Of these, five (62%) had an efficacy signal with complete clearing of circulating peripheral blasts. Three of these subjects also cleared bone marrow blasts with one subsequently proceeding onto successful stem cell transplantation. The other two developed tumor lysis syndrome and unfortunately expired prior to response assessment.” In the Company’s review of these trials, it confirmed that the “efficacy signal” in this summary corresponds with a “Partial remission” as described in the Response Criteria and that the three subjects who “cleared bone marrow blasts” correspond with “CR” (Complete Response).”

Securities and Exchange Commission

March 21, 2016

9.	In addition, we note your disclosure that Annamycin “demonstrated efficacy” in the prior Phase I study and “demonstrated a similar efficacy profile” in the subsequent Phase I/II study. However, the focus of the studies to which you refer was dose tolerance and patient safety, not product efficacy. As you acknowledge in your response to comment 19, the trials were “not designed to reach statistical significance” and therefore would not satisfy the FDA’s standards for proof of efficacy. In fact, the study you cite concludes only that Annamycin “has encouraging anti-leukemic activity,” which is not sufficient to support a claim of efficacy. Accordingly, please remove from your prospectus any statements or suggestion that Annamycin was effective or demonstrated efficacy in prior clinical trials, as the concept of “efficacy” is well-defined by the FDA and generally understood in the pharmaceutical industry to refer to measurable proof of a product’s effectiveness sufficient to support regulatory approval.

Response: The Company respectfully advises the Staff that it has made the requested edits throughout the Registration Statement.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:	Walter Klemp, Acting Chief Executive Officer
Louis Ploth, Chief Financial Officer